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                                                                    Exhibit 99.3

[X] PLEASE MARK VOTES
    AS IN THIS EXAMPLE

                                 WIPRO LIMITED


                    PLEASE REFER TO THE REVERSE OF THIS CARD
                 FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at right if an address change has been noted on the reverse of this
card.                                                                       [ ]

CONTROL NUMBER:





Please be sure to sign and date this Voting Instruction Card.        Date

-------------------------------------------------------------------------------
ADR Holder sign here                                    Co-owner sign here


ORDINARY BUSINESS

               FOR    AGAINST                      FOR    AGAINST

Resolution 1   [ ]     [ ]          Resolution 4   [ ]     [ ]

Resolution 2   [ ]     [ ]          Resolution 5   [ ]     [ ]

Resolution 3   [ ]     [ ]          Resolution 6   [ ]     [ ]


SPECIAL BUSINESS

               FOR    AGAINST                      FOR    AGAINST

Resolution 7   [ ]     [ ]          Resolution 10  [ ]     [ ]

Resolution 8   [ ]     [ ]          Resolution 11  [ ]     [ ]

Resolution 9   [ ]     [ ]          Resolution 12  [ ]     [ ]


Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other
instructions indicated above.                                               [ ]


DETACH CARD                                                          DETACH CARD

                          TO THE REGISTERED HOLDERS OF
                     AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                         REPRESENTING EQUITY SHARES OF
                                 WIPRO LIMITED

JPMorgan Chase Bank (the "Depositary") has received advice that the Fifty Sixth Annual General Meeting (the "Meeting") of Wipro Limited (the "Company") will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore on Thursday, July 18, 2002 at 4:30 p.m., for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 9, 2002. Only the registered holders of record at the close of business June 5, 2002, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: June 12, 2002